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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER


   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                               For July 31, 2001


                        Commission File Number 0-31943


                                 ImagicTV Inc.
                 ---------------------------------------------
                 (Translation of Registrant name into English)


            One Brunswick Square
          14/th/ Floor, P.O. Box 303
      Saint John, New Brunswick, Canada                            E2L 3Y2

  (Address of Principal Executive Offices)                       (Zip Code)


                                (506) 631-3000
             (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     X      Form 40-F___________
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______  No:     X
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     This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of ImagicTV Inc. and the related prospectus.
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Information furnished on this form:

     First quarter report (for the quarter ended May 31, 2001)
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                                  SIGNATURES



  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ImagicTV Inc.
                              ------------------------------------------------
                              (Registrant)


                              By: /s/ Marjean Henderson
                                 ---------------------------------------------
                                  Vice President, Finance and Chief Financial
                                    Officer



Date: July 31, 2001